Altair Retweeted

Altair
@altairdottv

ICYMI: We launched a @Wefunder campaign yesterday! We wanted to give our base the opportunity to invest in us, as it aligns with our mission of being focused on who we care about—our communities. 💫

💖 Campaign: wefunder.com/altair
💼 Disclosure: help.wefunder.com/en_US/testing-...


Altair
Stream and create
without sacrificing
your mental health.
Fiona
Tell us a little bit about yourself!

Invest in Altair: A mental wellness-focused live streaming service for all typ...
A mental wellness-focused live streaming service for all types of creators.
wefunder.com

10:06 AM · Jul 2, 2021 · Twitter for Mac

50 Retweets **9** Quote Tweets **67** Likes